ONTARIO
BRITISH COLUMBIA
ALBERTA
QUEBEC

FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER
SECTION 75(2) OF THE SECURITIES ACT (ONTARIO),
SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
SECTION 146(1) OF THE SECURITIES ACT (ALBERTA) AND
SECTION 73 OF THE SECURITIES ACT (QUEBEC)

Item 1.	REPORTING ISSUER

Cardiome Pharma Corp.
3650 Wesbrook Mall
Vancouver, BC V6S 2L2

Item 2.	DATE OF MATERIAL CHANGE

July 30, 2003

Item 3.	PRESS RELEASE

July 30, 2003 - Vancouver, British Columbia

Item 4.	SUMMARY OF MATERIAL CHANGE

Cardiome reported its financial results for the second quarter ended May 31, 2003.

Item 5.	FULL DESCRIPTION OF MATERIAL CHANGE

Cardiome reported its financial results for the second quarter ended May 31, 2003. Amounts, unless specified otherwise, are all in Canadian dollars. At May 31, 2003, the exchange rate was CDN$1.00 = U.S.$0.7307.

For the quarter ended May 31, 2003, the Company recorded a loss of $3.80 million ($0.14 per common share), compared to a loss of $4.06 million ($0.15 per common share) for the same period in the preceding fiscal year (“fiscal 2002”). On a year-to-date basis, Cardiome recorded a loss of $8.12 million ($0.29 per common share) for the six months ended May 31, 2003, compared to a loss of $5.82 million ($0.31 per common share) for the same period in fiscal 2002. The results of operations were in line with the Company’s management’s expectations.

Revenue increased to $0.34 million and $0.72 million for the three and six month periods ended May 31, 2003 respectively, compared to $0.04 million and $0.08 million for the same periods in fiscal 2002. The increase in revenue was mainly attributable to the amortization of deferred revenue related to the initial payment with respect to the development and transfer agreement with UCB Farchim S.A. (“UCB”) and the contract research fees for services provided to UCB in fiscal 2003. For the remainder of the current fiscal year (“fiscal 2003”), the Company expects to continue receiving contract research fees from UCB and recognizing as revenue the amortization of deferred revenue related to the initial payments from the existing agreement with UCB. The Company may also earn revenue from new licensing and collaborative research and development agreements with another pharmaceutical company.

Research and development expenditures were $2.40 million and $5.54 million for the three and six month periods ended May 31, 2003 respectively, compared to $2.45 million and $3.63 million for the same periods in fiscal 2002. The increase in research and development expenditure on a year-to-date basis was primarily due to the expanded activities in connection with the Company‘s three late stage clinical development programs focused on atrial arrhythmia, congestive heart failure (“CHF”), and allopurinol intolerant hyperuricemia (gout). Specifically, these expenditures were associated with completion of a Phase I study on oral application of RSD1235, manufacture of additional RSD1235 drug supplies, ongoing Phase II/III clinical trial and proof-of-concept trials of oxypurinol for the treatment of congestive heart failure, as well as the expenses incurred to support the oxypurinol program in the treatment of allopurinol intolerant gout. The Company expects to incur higher level of clinical development expenditures for the remainder of fiscal 2003 as its RSD1235 project advances into Phase III clinical trial and its CHF project continues to progress in the Phase II/III clinical trials and proof-of-concept studies.

General and administration expenses were $0.92 million and $1.71 million for the three and six month periods ended May 31, 2003 respectively, compared to $1.12 million and $1.64 million for the same periods in fiscal 2002. The increase in general and administration expenses on a year-to-date basis was due to increase in spending to support the expanded business development activities. This increase was partially offset by a decline in consulting and professional fees due to the internalization of some corporate activities. For the remainder of fiscal 2003, Cardiome expects a moderate increase in general and administration expenses, as compared to fiscal 2002.

The Company’s activities during the six months ended May 31, 2003 were financed mainly by its working capital carried forward from the preceding fiscal year. At May 31, 2003, the Company had available cash reserves, comprised of cash, cash equivalents and short-term investments of $10.69 million (excluding funds held in escrow), as compared to $19.74 million at November 30, 2002. Funds held in escrow as at May 31, 2003 were $7.45 million representing the net financing proceeds collected from the issuance of 3,810,000 special warrants in April 2003. The net proceeds of $7.45 million were released to the Company upon obtaining receipts for the Final Prospectus on June 9, 2003. The Company believes that it has sufficient capital resources to fund operations into fiscal 2005.

Item 6.	RELIANCE ON SECTION 75(3) OF THE SECURITIES ACT (ONTARIO) AND EQUIVALENT SECTIONS OF OTHER JURISDICTIONS

Not Applicable.

Item 7.	OMITTED INFORMATION

Not Applicable.

Item 8.	SENIOR OFFICER

Name: Christina Yip Title: Vice President, Finance and Administration Phone No.: 604-677-6905

Item 9.	STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 31st day of July, 2003.

CARDIOME PHARMA CORP.

Per:
"Christina Yip"
Christina Yip,
Vice President, Finance and Administration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.